Amendment to Part I, Item 8 (Exhibit 1):

Redline to reflect changes (additions and deletions) to Schedule A of Form BD

BD - DIRECT OWNERS/ EXECUTIVE OFFICERS

Deletions

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S. Tax #, Emp. ID)
~~APEX FINTECH SOLUTIONS INC.~~	~~DE~~	~~OWNER~~	~~12/2021~~	~~E~~	~~Y~~	~~N~~	███
~~BECKERMAN, JARRED~~	~~I~~	~~FINOP~~	~~08/2022~~	~~NA~~	~~Y~~	~~N~~	~~6683745~~
~~MOLLICA, JOHN MICHAEL~~	~~I~~	~~CEO~~	~~07/2022~~	~~NA~~	~~Y~~	~~N~~	~~4661641~~
~~OMALLEY, EDWARD GEORGE~~	~~I~~	~~HEAD OF CODA~~	~~04/2009~~	~~NA~~	~~Y~~	~~N~~	~~5090003~~
~~ROBBINS, JOHN FRANKLYN~~	~~I~~	~~CHIEF COMPLIANCE OFFICER~~	~~03/2023~~	~~NA~~	~~Y~~	~~N~~	~~1967073~~

Are there any indirect owners of the applicant required to be reported on Schedule B?
Yes • No

Ownership Codes:	NA – less than 5%	B – 10% but less than 25%	D – 50% but less than 75%
	A – 5% but less than 10%	C – 25% but less than 50%	E – 75% or more

Additions

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ACS GLOBAL HOLDINGS, LLC	DE	SHAREHOLDER	05/2024	E	Y	N	47-5253954
DEROLF, MARK KENNETH	I	CHIEF COMPLIANCE OFFICER	05/2024	NA	Y	N	1924355
LANG, TIMOTHY JUDE	I	CHIEF EXECUTIVE OFFICER	05/2024	NA	Y	N	1109356
MITCHELL, RYAN PATRICK	I	SENIOR MANAGING DIRECTOR	02/2025	NA	Y	N	6468380
MURPHY, KRISTEN	I	FINANCIAL OPERATIONS PRINCIPAL	05/2024	NA	Y	N	2287252
OMALLEY, EDWARD GEORGE	I	MANAGING DIRECTOR	02/2025	NA	Y	N	5090003

Amendment to Part 1, Item 9 (Exhibit 2):

Redline to reflect removal of all Indirect Owners

BD - INDIRECT OWNERS

Ownership Codes:	C	25% but less than 50%	E	75% or more
	D	- 50% but less than 75%	F	- Other General Partners

Deletions

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	status	Date Acquired	Own. Code	Control Person	PR CRD # (or SSN, IRS Tax #, Emp. ID)
~~HUI-SIZER, MATTHEW NELS~~		~~PEAKS LLC~~	~~MANAGING MEMBER~~	~~11/2009~~	~~D~~		~~N 2311367~~
~~JUST, JENNIFER JANE~~	1	~~PEAKS LLC~~	~~MANAGING MEMBER~~	~~11/2009~~	~~D~~		~~N 2261444~~
~~PEAK 6 LLC~~	DE	~~PEAKS APX HOLDINGS LLC~~	~~MEMBER~~	~~09/2018~~	~~D~~		~~N~~ [redacted]
~~PEAKS APX HOLDINGS LLC~~	DE	~~APEX FINTECH SOLUTIONS INC~~	~~MEMBER~~	~~03/2022~~	~~D~~		~~N~~ [redacted]

BD Schedule C - Amendments to Schedules A & B

In the Type of Amd column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same person)

Ownership Codes NA - less than 5% B - 10% but less than D - 50% but less than F - Other General are:75% Partners [illegible]

A 5% but less C 25% thanbut less thanE 75% or more

10% 50%

List below all changes to schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)

Full Legal Name	DE/FE/I	Type of Amd.	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)

Exhibit 3 Redline - ATS-N Part III Item 19(a)

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Broker Dealers (when using the ATS as Liquidity Seekers):

CODA Markets assesses a negotiated per-executed-share fee to Broker Dealer Liquidity Seekers for shares traded in CODA for stocks priced greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a negotiated per-executed-share fee (charge or rebate) or a negotiated fee based on a percentage of the executed notional value of the trade. The decision to assess a fee based on a percentage of executed notional values instead of the number of shares is based on the same factors listed below.

The charge assessed or rebate provided to any Broker Dealer Liquidity Seeker may vary based on factors including:

1) Auction Type (e.g., CODA MICRO, CODA BLOCK, CODA FUSE);

2) Order Type (e.g., firm, conditional);

3) Adding (Resting) vs. Taking (Initiating);

4) Security Price (e.g., above a dollar vs. sub-dollar);

5) Strategy (routable vs non-routable): Strategy-based pricing can be considered bundled pricing. For example, a Liquidity Seeker can be charged a flat fee for all executed shares regardless of executing in CODA or an away venue.

CODA Markets reserves the right to offer broker dealer Liquidity Seekers a tiered pricing schedule based on volume or large (block) trades. At the time of this filing, there is no tier-based pricing in place for Liquidity Seekers.

Liquidity Seeker usage of FLARE may be charged based on established per share executions fees (or rebates), a percentage of notional value executed, a commission-sharing agreement or a cost-plus execution model. Liquidity Seeker Subscribers who are broker dealers may charge their own clients an amount higher than the Subscriber's actual and CODA Markets' own cost of execution through FLARE. CODA Markets and the broker dealer Subscriber may split the difference between the fee charged by the Subscriber to its clients and the actual cost of execution through FLARE to CODA Markets. CODA Markets can refer to this as commission-sharing. A cost-plus model involves CODA Markets charging a Subscriber a negotiated value on top of CODA's execution costs when using FLARE.

Broker Dealers (when using the ATS as Liquidity Providers):

CODA Markets assesses a per-executed-share fee to the Broker Dealer Liquidity Provider for shares traded in CODA for stocks prices greater than or equal to $1.00. That fee may be in the form of a charge or a rebate. For stocks priced less than $1.00, CODA Markets assesses a per-executed-share fee (charge or rebate) or a fee based on a percentage of the executed notional value of the trade. The fee (charge or rebate) is identified in the "Request-for-Trade" message sent to the Liquidity Provider as part of the ATS's on-demand auction matching process. The per- executed-share or percentage of executed notional value-based fee charged or rebated to the

Liquidity Provider is determined by the amount charged or rebated to the initiating Liquidity Seeker of each on-demand auction.

CODA Markets offers Liquidity Providers the following participation-based trading credits: CODA MICRO:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a per-executed-share rebate for all shares traded in CODA MICRO during the month. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

Large (Block) Trades: Liquidity Providers are provided a per-executed-share rebate for trades in CODA MICRO of qualifying size. This rebate is a discount from the fees/rebates assessed for daily trading discussed above.

CODA BLOCK:

Average Daily Volume: Liquidity Providers with a qualifying ADV are provided a discounted rate for all shares executed in CODA BLOCK during the month.

Institutions (whether accessing the ATS as Liquidity Seekers or Liquidity Providers):

CODA Markets assesses a negotiated per-executed-share fee to Institutions for shares traded in the ATS.

Per executed share rebate and fees, currently range from a $(0.0030) rebate to a $0.0100 fee for brokers and institutions.

CODA Markets passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members).

CODA Markets is the broker-dealer operator of the CODA ATS and, as explained above, operates three types of auctions, a CODA FUSE auction, a CODA BLOCK auction, and a CODA MICRO auction. For transactions consummated on the CODA ATS in a CODA FUSE auction or in a CODA BLOCK auction, CODA ATS is the CAT Executing Broker for both the buyer and seller and is charged CAT fees for each side of the transaction. CODA ATS will pass along pro rata such CAT fees charged to the broker-dealer Subscribers on the buy-side and sell-sides of such CODA FUSE or CODA BLOCK auction transactions. For transactions in a CODA MICRO auction, CODA ATS is the CAT Executing Broker only for, and is charged CAT fees only with respect to, the buy side of each such transaction (except as indicated in the next sentence) and will pass along such CAT fees to the broker-dealer Subscriber on the buy-side of such transactions. The exception for a CODA MICRO auction is where the sell-side broker-dealer Subscriber is not a FINRA member, in which case CODA ATS will be the CAT Executing Broker for, and will be charged CAT fees for, both the buy-side and sell-side of such transactions. In such cases, CODA ATS will pass along such CAT fees pro-rata to the broker-dealer Subscribers on both the buy-side and the sell-side of such transactions.